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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                           (Amendment No.   3  )
                                          -----


                             Vista 2000, Inc.

- ------------------------------------------------------------------------
                             (Name of Issuer)

            Common Stock                            928393107
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                             Ellison C. Morgan
                       c/o Morgan Capital Management
                      One Sansome Street, Suite 2000
                          San Francisco, CA 94104
                              (415)  951-4699
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               June 10, 1996
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     Continued on the following page(s))

 CUSIP No.       928393107               13D


     1     NAME OF REPORTING PERSON:    Ellison C. Morgan

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A (Reporting person has no direct
                             ownership)

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      U.S.A.
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       -0-
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     2,835,488
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  -0-
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       2,835,488
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       2,835,488
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  24.4%

    14     TYPE OF REPORTING PERSON:    IN

 CUSIP No.       928393107               13D


     1     NAME OF REPORTING PERSON:    MCM Partners, L.P.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC; BK

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      California
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       2,511,288
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:       289,000
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  2,511,288

    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE         289,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       2,800,288
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  24.1%

    14     TYPE OF REPORTING PERSON:    PN

 CUSIP No.       928393107               13D


     1     NAME OF REPORTING PERSON:    M&M Capital, L.D.C.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC; OO


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Cayman Islands
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       289,000
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:       -0-
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  289,000
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE         -0-
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       289,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.5%

    14     TYPE OF REPORTING PERSON:    OO

 CUSIP No.       928393107               13D


     1     NAME OF REPORTING PERSON:    Morgan Capital Management

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      California
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:          35,200
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     2,800,288
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:     35,200
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       2,800,288
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       2,835,488
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  24.4%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No.       928393107               13D


     1     NAME OF REPORTING PERSON:    Ellison Carl Morgan, as trustee

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  PF

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      U.S.A.
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       602,100
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:       -0-
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  602,100
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE         -0-
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       602,100
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.2%

    14     TYPE OF REPORTING PERSON:    IN

          This statement is the third amendment to a statement on Schedule 13D filed in respect of the Common Stock of Vista 2000, Inc., a Delaware corporation (the "Company"), by a group currently consisting of Ellison C. Morgan, MCM Partners, L.P. ("MCM Partners"), M&M Capital, L.D.C. ("M&M Capital"), Morgan Capital Management ("Morgan Capital") and Ellison Carl Morgan, as trustee (collectively, the "Reporting Persons").

     Item 1.   Security and Issuer.
               -------------------

               Common Stock, par value $.01 per share

               Vista 2000, Inc.
               736 Johnson Ferry Road
               Marietta, GA  30068

     Item 2.   Identity and Background.
               -----------------------

     Name:                         Ellison C. Morgan

     Business Address:             One Sansome Street, Suite 2000
                                   San Francisco, CA  94104

     Principal Employment:         President - Morgan Capital Management
                                   General Partner/Investment Partnership
                                   One Sansome Street, Suite 2000
                                   San Francisco, CA  94104

     Criminal Proceedings:         None

     Applicable Civil, Judicial,
     or Administrative
     Proceedings:                  None

     Citizenship:                  USA

     Name:                         MCM Partners, L.P.

     Place of Organization:        California

     Principal Business:           Investments

     Address of Principal
     Business and Office:          One Sansome Street, Suite 2000
                                   San Francisco, CA  94104

     Criminal Proceedings:         None

     Applicable Civil, Judicial,
     or Administrative
     Proceedings:                  None



     Name:                         M&M Capital, L.D.C.

     Place of Organization:        Cayman Islands

     Principal Business:           Investments

     Address of Principal
     Business and Office:          One Sansome Street, Suite 2000
                                   San Francisco, CA  94104

     Criminal Proceedings:         None

     Applicable Civil, Judicial,
     or Administrative
     Proceedings:                  None

     Name:                         Morgan Capital Management

     Place of Organization:        California

     Principal Business:           General Partner/Investment Partnership
     Address of Principal

     Business and Office:          One Sansome Street, Suite 2000
                                   San Francisco, CA  94104

     Criminal Proceedings:         None

     Applicable Civil, Judicial,
     or Administrative
     Proceedings:                  None



          Ellison C. Morgan and Morgan Capital are the general partners of MCM Partners. MCM Partners is the general partner of M&M Capital. Ellison C. Morgan is the sole stockholder, director and officer of Morgan Capital.

          Ellison Carl Morgan is the sole trustee of the Ellison C. Morgan Revocable Trust dated 9/9/82 (the "Trust"). The business address of Ellison Carl Morgan is 200 SW Market Street, Suite 1950, Portland, Oregon 97201. Mr. Morgan's present principal occupation is President of 2030 LLC, investments, 200 SW Market Street, Suite 1950, Portland, Oregon 97201. Mr. Morgan has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. Morgan is a citizen of the United States.

     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

          The aggregate amount of funds used by MCM Partners to purchase the 2,511,288 shares of Common Stock owned by it was approximately $20,806,000. Such amount was derived from partnership funds and borrowings from the United States National Bank of Oregon.

          The aggregate net amount of funds used by M&M Capital to purchase the 289,000 shares of Common Stock owned by it was approximately $675,000. Such amount was derived from working capital and borrowings through its margin account at Republic New York Securities
     Corporation.

          The aggregate net amount of funds used by Morgan Capital to purchase the 35,200 shares of Common Stock owned by it was approximately $208,000. Such amount was derived from working capital.

          The aggregate amount of funds used by the Trust to purchase the 602,100 shares of Common Stock owned by it was approximately
     $5,200,000. Such amount was derived from Trust funds contributed by Ellison Carl Morgan.

     Item 4.   Purpose of Transaction.
               ----------------------

          The shares originally were purchased by the Reporting Persons for investment purposes.

          Ellison Carl Morgan joined the Schedule 13D group of his son, Ellison C. Morgan, because Mr. Morgan and his son shared concerns regarding the financial and accounting improprieties announced by the Company in April 1996 and expected to coordinate their actions with respect to the Company.

          In Amendment No. 2 to the Schedule 13D, the Reporting Persons reported that they were reviewing their alternatives and intended to closely monitor developments relating to and affecting the Company. The Reporting Persons reported that they had discussions with a limited number of similarly dissatisfied stockholders of the Company, and, together with one other stockholder, representatives of the Company itself regarding the problems at the Company and the need for a strong independent Board of Directors. The Company representatives indicated that they would be willing to have Ellison Carl Morgan and such other stockholder join the Company's Board. Mr. Morgan declined such invitation and indicated that he would consider serving only if a majority of the Company's Board were comprised of newly-elected independent directors.

          On June 10, 1996, Ellison Carl Morgan was elected to the Company's Board of Directors together with five other new non-employee directors of the Company. As a result of the foregoing, Ellison Carl Morgan has determined to leave the Schedule 13D group of the other Reporting Persons, effective with the filing of this Amendment No. 3 to the Schedule 13D. There are no agreements, arrangements or understandings between Ellison Carl Morgan, on the one hand, and the other Reporting Persons, on the other, with respect to the Company or its securities.

          Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons also may dispose of shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

          Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company and the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of
     Schedule 13D.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

          (a) As of June 18, 1996, the Reporting Persons beneficially owned the following number of shares of the Company's Common Stock (the approximate percentage of the shares of Common Stock owned as indicated in parentheses below is based on 11,626,475 shares of Common Stock reported to be outstanding by the Company in the Company's Current Report on Form 8-K dated June 7, 1996).

               (i)  MCM Partners owned 2,511,288 shares (24.1%).

              (ii)  M&M Capital owned 289,000 shares (2.5%).

             (iii) Morgan Capital owned 35,200 shares (.3%). Morgan Capital also may be deemed to beneficially own the shares owned by MCM Partners and M&M Capital.

              (iv) Ellison C. Morgan has voting and dispositive power with respect to the securities owned by MCM Partners, M&M

          Capital and Morgan Capital and, accordingly, he may be deemed to beneficially own the 2,835,488 shares (24.4%) owned in the aggregate by such Reporting Persons.

               (v) Ellison C. Morgan, as trustee of the Trust, owned 602,100 shares (5.2%).

          Each Reporting Person disclaims beneficial ownership of the shares of Common Stock show herein as being beneficially owned by the other Reporting Persons.

          (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Amendment No. 2 to the
     Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

          (c) See Exhibit 2 for a listing of transactions in shares of Common Stock or other securities of the Company by the Reporting Persons. All such transactions were effected in open market transactions.

          (d)  (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer.
               ----------------------------------------

          The Reporting Persons have no contracts, arrangements, or understandings with any persons, or each other, with respect to their Vista 2000, Inc. securities. As set forth under Item 5, Ellison C. Morgan makes voting and dispositive decisions for MCM Partners, L.P., M&M Capital, L.D.C., and Morgan Capital Management.

     Item 7.   Material To Be Filed As Exhibits.
               --------------------------------

          The following are filed herewith as exhibits:

               1. Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 2.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     June 18, 1996            /s/ Ellison C. Morgan
                              ---------------------------------------------
                              Ellison C. Morgan


                              Morgan Capital Management


     June 18, 1996            By: /s/ Ellison C. Morgan
                                 ------------------------------------------
                                 Ellison C. Morgan, President


                              MCM Partners, L.P.
                              By:  Morgan Capital Management
                                   General Partner


     June 18, 1996                 By: /s/Ellison C. Morgan
                                      -------------------------------------
                                      Ellison C. Morgan, President


                              M&M Capital, L.D.C.
                              By:  MCM Partners, L.P.,
                                   General Partner
                                   By:  Morgan Capital Management
                                        General Partner


     June 18, 1996                 By: /s/Ellison Carl Morgan
                                      -------------------------------------
                                        Ellison C. Morgan


                               /s/Ellison Carl Morgan
                              ---------------------------------------------
                              Ellison Carl Morgan

                              EXHIBIT INDEX
                              --------------





Exhibit 1. Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 2.






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